UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

 (Mark One)

☒       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 001-10533

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

U. S. BORAX INC. 401(K) SAVINGS & RETIREMENT PLAN FOR REPRESENTED EMPLOYEES

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

6 St. James's Square
London SW1Y 4AD

United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U. S. BORAX INC. 401(K) SAVINGS & RETIREMENT PLAN FOR REPRESENTED EMPLOYEES

By:	/s/ Kathy K. Pike
Name: Kathy K. Pike
Secretary-Rio Tinto America Inc. Benefit Governance Committee

Date: June 17, 2016

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

U. S. Borax Inc. 401(k) Savings
& Retirement Contribution Plan
for Represented Employees

Financial Report
 December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Inc. Benefit Governance Committee

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

We have audited the accompanying statements of net assets available for benefits of the U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2015, the Plan adopted new accounting guidance related to the presentation of fair value of certain investments and disclosure of investments.  Prior year amounts for certain investments and related disclosures have been revised to reflect the retrospective application of adopting these changes in accounting.

The supplemental information in the accompanying supplemental schedules of assets (held at end of year) as of December 31, 2015 and delinquent participant contributions for the year ended December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 17, 2016

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
	2015	2014
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$42,911,621	$43,913,833
Notes from participants (Note 2)	1,122,241	1,179,290
Net assets available for benefits	$44,033,862	$45,093,123

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2015

Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment loss	$(376,305)
Interest income on notes from participants	52,459
Contributions:
Participants	2,242,235
Employer	819,960
Total contributions	3,062,195

Benefits paid to participants and loans deemed distributed	(3,733,023)

Administrative expenses	(24,992)

Net decrease before transfers	(1,019,666)

Transfers to the Rio Tinto America Inc. 401(k) Savings Plan and
Investment Partnership Plan (Note 1)	(39,595)

Net decrease after transfers	(1,059,261)

Net assets available for benefits:
Beginning of the year	45,093,123
End of the year	$44,033,862

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 1.     Description of the Plan

The following description of the U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees, (the “Plan” or the “Borax Plan”) provides only general information. Participants should refer to the plan document, summary plan description and union agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all hourly employees of U.S. Borax Inc. (the “Company” or the “Employer”) who are Boron or Wilmington represented hourly employees and who are represented by or included in a collective bargaining unit of the Company, as defined in the plan document. Eligible Boron employees can contribute to the Plan and receive the Company match on the first day of the calendar month after the employee’s employment commencement date. Eligible Wilmington employees can contribute to the Plan and receive the Company match immediately upon employment commencement.

U.S. Borax Inc. is an indirect, wholly owned subsidiary of Rio Tinto America Inc., which is an indirect, wholly owned subsidiary of Rio Tinto plc (the “Parent”). The Plan has appointed State Street Bank & Trust Company (“State Street” or “Plan Trustee”) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is part of Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”), whose assets are held with State Street. The Master Trust was established August 1, 2010, to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Holdings Inc. (and its subsidiaries).

Contributions: Participants may elect, under a salary reduction agreement, to contribute to the Plan an amount not less than one percent and not more than 30 percent of their eligible compensation on a before-tax basis through payroll deductions. Before-tax contributions are limited by the Internal Revenue Code (“IRC”), which established a maximum contribution of $18,000 ($24,000 for participants over age 50) for the year ended December 31, 2015. Participants may also elect to make after-tax contributions not less than one percent and not more than 30 percent of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 30 percent of each participant’s eligible compensation.

The Company matches participants’ contributions. For Boron participants, the Company matches 30 percent of the participants’ before-tax and/or after-tax contributions up to the first five percent of their eligible compensation (match not to exceed 1.5 percent of eligible compensation). For Wilmington participants, the Company matches 35 percent of the participants’ before-tax and/or after-tax contributions up to the first five percent of their eligible compensation (match not to exceed 1.75 percent of eligible compensation).

The Company also makes Retirement Contribution Plan (“RCP”) contributions. To be eligible for RCP contributions, the participant must be employed by the Company for 60 days and hired after May 17, 2010 and June 17, 2011 at Boron or Wilmington, respectively. The Company contributes four percent of the participant’s adjusted compensation, as defined.

Rollovers: An employee can make rollover contributions from another qualified plan or an individual retirement account (“IRA”) if certain criteria are met as set forth in the plan document.

The Plan does not permit Participants to invest rollover contributions into the common stock of the Parent in the form of a unitized fund with American Depository Receipts (“ADRs”) (the “Company Stock Fund” or “Employer Stock Fund” or “Rio Tinto ADR Stock Fund”).

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 1.      Description of the Plan (Continued)

Participant accounts: Each participant’s account is credited with the participant’s contributions; the Company’s matching contributions, the Company’s RCP contributions, an allocation of Plan earnings (losses), and administrative expenses. Allocations are based on participant earnings (losses), or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-directed options for investments: Participants have the option to allocate plan contributions among various investment options, including the Rio Tinto ADR Stock Fund. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination (except as noted below). Company RCP contributions are not eligible to be contributed to the Rio Tinto ADR Stock Fund. Participants also have the option to invest in managed funds that are weighted based on the participant’s retirement date. The funds assume participants will retire upon reaching age 65 and invest in various collective trust and mutual funds.

The Plan limits the total amount of participant contributions and the company matching contributions to the Rio Tinto ADR Stock Fund to a maximum of 20 percent of such contributions. The Plan does not permit Participants to transfer funds into the Rio Tinto ADR Stock Fund, including rollover contributions; however Participants are permitted to transfer funds out of the Rio Tinto ADR Stock Fund or to re-allocate their portfolio among all other funds with the exception of the Rio Tinto ADR Stock Fund.

Vesting: Participants are immediately vested in their contributions and Company matching contributions plus actual earnings or losses thereon. Vesting in the Company’s RCP contributions is graded based on completed years of service. A participant is 100 percent vested after five completed years of credited service, or at time of death or attainment of age 65.

Payment of benefits: Upon termination, retirement, death or becoming permanently disabled, participants, or their beneficiaries may elect to receive lump-sum distributions, installment payments, or rollover distributions in an amount equal to the value of the participants’ vested interests in their accounts. If a participant terminates employment and the participant’s account balance is less than $1,000, the Plan Administrator will authorize the benefit payment in a single lump sum without the participant’s consent. During employment, participants may withdraw account balances for financial hardship and other in-service withdrawals, as defined.

Notes from participants: Participants may borrow from their total account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s total vested account balance. Note terms range from one to five years or up to 20 years for the purchase of a primary residence. Notes to participants are treated as a separate investment of the participant, and all principal and interest payments on note balances are credited to the participant account from which the note to the participant was made. Notes from participants bear interest at rates ranging from 4.25 percent to 5.25 percent at December 31, 2015. Principal and interest are paid ratably through payroll deductions.

For new loans issued on or after May 1, 2014, the interest rate was changed to two percent above the prime rate at the beginning of the last month preceding the calendar quarter in which the loan is approved.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 1.      Description of the Plan (Continued)

Transfers: Company employees not represented by a collective bargaining unit (non-represented employees) participate in the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (the “RTAI Plan”). If employees change from represented to non-represented status during the year, their account balances are transferred within the Master Trust from the Borax Plan to the RTAI Plan.

Forfeitures: Forfeitures are used to first restore re-employed participants’ accounts and secondly to pay administrative expenses and/or to reduce future Company contributions. At December 31, 2015 and 2014, forfeited non-vested accounts were approximately $20,000 and $37,000, respectively. Approximately $24,000 in forfeitures were used to pay administrative expenses for the year ended December 31, 2015. No forfeitures were used to pay Company contributions for the year ended December 31, 2015.

If the distribution of a participant’s account is outstanding for five years or more, and reasonable efforts were made to locate the participant, such participant’s benefit may be forfeited. Any forfeitures from the Master Trust can be utilized to reinstate benefits should a participant or beneficiary make a claim for the forfeited benefit.

Rescission Offer: On March 6, 2015, the Parent launched an offer (the “Rescission Offer”) to rescind the previous purchase of ordinary shares of Rio Tinto plc in the form of American Depositary Shares (“ADSs”) included 93,043 units (“Units”) in the Rio Tinto ADR Stock Fund by persons who acquired such Units from September 9, 2013 through September 8, 2014 through the RTAI Plan, the Kennecott Utah Copper Savings Plan for Represented Employees (the “KUC Plan”), and the Borax Plan. Each Unit represents an interest in ADSs plus a varying amount of short-term liquid investments. The Rescission Offer was undertaken because Rio Tinto was required to register the deemed sale of the ADSs included in these Units to Plan participants with the U.S. Securities and Exchange Commission (the “SEC”) and had not properly done so. A total of 5,743 Units were repurchased as part of the Rescission Offer.

Stock Freeze: In order to comply with applicable U.S. federal securities laws and the regulations promulgated thereunder, from July 14, 2015 at 4:00 pm U.S. Eastern Time through November 30, 2015 at 4:00 pm U.S. Eastern Time, the Parent suspended all trading in the Rio Tinto ADR Stock Fund under the RTAI Plan, the KUC Plan, the Borax Plan and the Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the “Rio Tinto Alcan Plan”). The suspension resulted from notification to the Plan’s administrative committee, the Rio Tinto America Inc. Benefit Governance Committee (“BGC”), by McGladrey LLP (“McGladrey”), the former independent registered public accounting firm of the plans, that McGladrey believed certain services performed by its associated entities for affiliates of the plans may have been inconsistent with the SEC’s rules on auditor independence. The BGC ultimately engaged Anton Collins Mitchell LLP as the plans’ independent registered public accounting firm to complete the audits and re-audits of the plans’ previously filed financial statements.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 1.      Description of the Plan (Continued)

Due to the temporary freeze of all trading on this fund, the Rio Tinto ADR Stock Fund became a nonparticipant-directed investment during the period from July 15, 2015 through November 30, 2015. During this period, new participant contributions were invested in the applicable target retirement fund instead of the Rio Tinto ADR Stock Fund, unless the participant made a change in his or her investment elections. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	July 15, 2015	November 30, 2015
Net assets:
Rio Tinto plc common stock ADRs	$27,102,597	$22,153,544
Total net assets	$27,102,597	$22,153,544

		Period from
		July 15, 2015
		through
		November 30, 2015
Changes in net assets:
Net depreciation		$(4,949,053)
Total changes in net assets		$(4,949,053)

Note 2.      Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Concentrations, risks and uncertainties: The Master Trust invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. The Plan’s investments in the Invesco Stable Value Fund and Dodge and Cox Stock Fund represent 38.4 percent and 10.2 percent of the Plan’s total investments in the Master Trust, respectively, at December 31, 2015. The Rio Tinto America Inc. Savings Plan Investment Committee (“Investment Committee”) monitors investment performance on a quarterly basis.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 2.      Summary of Significant Accounting Policies (Continued)

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and Plan Trustee. See Note 5 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income (loss) is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust. Expenses are allocated to the Plan based on actual costs incurred and its pro rata share in the net assets of the Master Trust.

Payment of benefits: Benefits are recorded when paid by the Plan.

Contributions: Employee contributions and related matching contributions are recorded when withheld from the participants’ compensation.

Administrative expenses: Certain investment advisor, legal and other administrative fees were paid from the Plan for the year ended December 31, 2015. The Company provides accounting and other services for the Plan at no cost to the Plan. All other expenses related to administering the Plan were paid by the Company, and were excluded from these financial statements.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for certain investment fund management services are included as a reduction of the return earned on each fund. The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc common stock ADRs are paid by the participants.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded at December 31, 2015 or 2014. Defaulted notes from participants are recorded as a distribution in the year of default. Interest income from loans is recorded on the accrual basis.

Accounting guidance requires that participant loans be classified as notes from participants, which are segregated from plan investments. Notes from participants have been classified as an investment asset for Form 5500 reporting purposes.

Subsequent events: The Plan Administrator has evaluated subsequent events through June 17, 2016, which is the date the financial statements were available to be issued. See Note 11.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 2.      Summary of Significant Accounting Policies (Continued)

New accounting pronouncements: In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07 which provides new guidance under Topic 820, Fair Value Measurements, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share as a practical expedient. The update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share as a practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This update is effective for all public entities for fiscal years beginning after December 15, 2015 and must be applied retrospectively with early adoption permitted. Management has elected to adopt ASU 2015-07 for the 2015 plan year, and has therefore removed investments for which fair value is measured using NAV as a practical expedient from the fair value hierarchy table (see Note 5).

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively.

Management has elected to adopt Part I early. Accordingly, the amendment was retrospectively applied, resulting in the removal of the adjustment from fair value to contract value as of December 31, 2014 of $280,403 for this plan and $2,742,698 for the Master Trust. Management has also elected to adopt Part II early. Accordingly, the amendment was retrospectively applied, resulting in the removal of the disclosures of individual investments that represent five percent or more of net assets available for benefits, the net appreciation or depreciation in fair value of investments by general type; and the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type versus disaggregating by nature, characteristics and risks.

Note 3.     Stable Value Investments

At December 31, 2015 and 2014, the Master Trust’s investments include the Invesco Stable Value Trust (“Invesco SVT”), a collective investment trust. The Invesco Stable Value Trust is invested in the following:

-	A money market fund;
-	Fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”); and
-	Fully benefit-responsive traditional guaranteed investment contracts (“traditional GICs”).

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 3.     Stable Value Investments (Continued)

Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, which are secured by underlying assets. The fair value of the wrap contracts is determined based on the change in the present value of each contract’s replacement cost. The Invesco SVT’s wrapper contract is with high-quality insurance companies or banks. The Invesco SVT contracts have an element of risk due to lack of a secondary market and resale restrictions, resulting in the inability of the Invesco SVT to sell a contract. They also may be subject to credit risk based on the ability of the wrapper providers to meet their obligations of the contract.

Traditional GICs provide for a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). Interest crediting rate is typically fixed for the life of the investment and do not permit issuers to terminate the agreement prior to the scheduled maturity date.

The crediting interest rates of all the synthetic GIC contracts are based upon agreed-upon formulas with the issuing third-party, as defined in the contract agreement but cannot be less than zero. The crediting interest rates for Invesco SVT synthetic GICs is typically reset on a monthly or quarterly basis according to the contract. Crediting interest rates are based on the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying fixed income investments backing the wrapper contract. Realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate.

These wrap contracts provide withdrawals and transfers at contract value but are funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Certain events may limit the ability of the Plan to transact at NAV with the issuer of stable value fund. Such events include: (1) termination of the Plan, (2) material adverse amendment to the provisions of the Plan, the Plan’s loss of qualified status, or material breaches of responsibilities which are not cured, (3) the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, (4) in terms of a successor plan, does not meet the contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at NAV, is probable. The change in third party administrators, as discussed in Note 11, will not have an impact on this investment, as the contract will remain with the current investment manager.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 4.      Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust (based on the investment direction by plan participants in the various investment options offered through the Master Trust). The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 6.1 percent and 5.9 percent at December 31, 2015 and 2014, respectively. The Master Trust also includes the investment assets of the following retirement plans:

  RTAI Plan,
  KUC Plan, and
  Rio Tinto Alcan Plan.

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets at December 31, 2015 and 2014:

	December 31, 2015
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$379,642,576	$20,174,293	5.3
Stable value fund: collective investment trust	152,154,360	16,480,239	10.8
Collective trust funds	140,743,623	4,060,161	2.9
Rio Tinto plc common stock ADRs	19,922,030	1,675,936	8.4
Government Short-Term Investment Fund	4,627,489	501,215	10.8
Interest-bearing cash	684,263	19,777	2.9
Net assets available for benefits	$697,774,341	$42,911,621	6.1

	December 31, 2014
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$407,199,400	$21,596,958	5.3
Stable value fund: collective investment trust	153,393,798	15,682,395	10.2
Collective trust funds	146,917,611	3,556,701	2.4
Rio Tinto plc common stock ADRs	32,161,377	2,566,532	8.0
Government Short-Term Investment Fund	4,627,490	474,199	10.2
Interest-bearing cash	802,698	37,048	4.6
Net assets available for benefits	$745,102,374	$43,913,833	5.9

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 4.      Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following are changes in net assets for the Master Trust for the year ended December 31, 2015:

Investment results:
Net depreciation in fair value of investments	$(28,201,818)
Interest and dividends	19,069,199
Net investment results	(9,132,619)

Net transfers	(38,195,414)
Decrease in net assets	(47,328,033)

Net assets:
Beginning of year	745,102,374
End of year	$697,774,341

Note 5.      Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:

Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

Stable value fund: collective investment trust: The stable value fund is valued at NAV per unit as a practical expedient, which is calculated based on the fair values of the underlying funds. The underlying funds include synthetic GICs and traditional GICs, for which contract value is used as the fair value, since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Collective trust funds: The collective trust funds are valued at the NAV per unit as a practical expedient, which is based on the fair values of the underlying funds using a market approach. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized costs, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee using alternative fair valuation methods.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are valued at the closing price reported on the active market on which individual securities are traded. The fund includes a cash component, which is valued at $1 per unit.

Government short-term investment fund (“STIF”): Consists of a State Street Global Advisors (“SSgA”) Government STIF which seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

The following tables set forth, by level within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual funds	$379,642,576	$-	$-	$379,642,576
Rio Tinto plc common stock ADRs (Note 6)	19,922,030	-	-	19,922,030
Government Short-Term Investment Fund	-	4,627,489	-	4,627,489
Interest-bearing cash	684,263	-	-	684,263
Total assets in the fair value hierarchy	$400,248,869	$4,627,489	$-	404,876,358

Investments measured at net asset value (a):
Stable value fund: collective investment trust				152,154,360
Collective trust funds				140,743,623
Total investments measured at net asset value				292,897,983

Investments at fair value				$697,774,341

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds	$407,199,400	$-	$-	$407,199,400
Rio Tinto plc common stock ADRs (Note 6)	32,161,377	-	-	32,161,377
Government Short-Term Investment Fund	-	4,627,490	-	4,627,490
Interest-bearing cash	802,698	-	-	802,698
Total assets in the fair value hierarchy	$440,163,475	$4,627,490	$-	444,790,965

Investments measured at net asset value (a):
Stable value fund: collective investment trust				153,393,798
Collective trust funds				146,917,611
Total investments measured at net asset value				300,311,409

Investments at fair value				$745,102,374

(a)	In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2015, there were no transfers between levels.

The Master Trust follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable; unless it is probable the investment will be sold at something other than NAV.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

The following table includes categories of investments within the Master Trust where NAV is available as a practical expedient:

	Fair Value as of December 31		Redemption	Redemption
	2015	2014	Frequency	Notice Period
Stable value fund:
				12 months for full
Invesco stable value trust	$152,154,360	$153,393,798	Daily	liquidation
Collective trust funds:
Bond investments	29,535,725	31,740,467	Daily*	None
Commodities futures market	3,592,835	4,040,372	Daily*	None
Foreign	26,598,863	28,202,308	Daily*	None
Large cap	55,238,243	55,319,499	Daily*	None
Real estate	3,451,200	3,515,963	Daily*	None
Small-mid cap	17,044,610	18,543,729	Daily*	None
U.S. fixed-income securities	3,393,516	3,600,921	Daily*	None
U.S. money market securities (b)	1,888,631	1,954,352	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

(b)	The fund seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

Note 6.      Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, certain transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also holds certain investments that are managed by SSgA, the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 678,951 and 692,780 shares of Rio Tinto plc common stock ADRs at December 31, 2015 and 2014, respectively, valued at $29.12 and $46.06, respectively. The cash component of this fund was approximately $151,000, and $252,000 at December 31, 2015 and 2014, respectively. During the year ended December 31, 2015, purchases and sales of shares by the Master Trust totaled approximately $3,624,000 and $2,059,000, respectively. During the year ended December 31, 2015, the Plan had transactions with Xerox Business Services, LLC, the Plan’s record keeper, which are allowed by the Plan. As of December 31, 2015 and 2014, the Plan held notes receivable from participants totaling approximately $1,122,000 and $1,179,000, respectively. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 7.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 8.     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 30, 2015, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax exempt.

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax- exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress.

Note 9.      Delinquent Participant Contributions

During the year ended December 31, 2013, the Company erroneously failed to remit certain participant contributions and participant loan repayments to the Plan on a timely basis. The Company is in the process of calculating and remitting lost earnings on the 2013 delinquent contributions of approximately $744,000 and has begun the process of filing under the Voluntary Fiduciary Correction Program (“VFCP”). The Company also erroneously failed to remit certain participant contributions and participant loan repayments totaling approximately $205,000 to the Plan on a timely basis for the years ended December 31, 2014 and 2015. The Company is in the process of calculating and remitting lost earnings on these delinquent contributions and has begun the process of filing under the VFCP. See the accompanying supplemental Schedule of Delinquent Participant Contributions.

Note 10.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits as presented in the financial statements to the Form 5500 at December 31:

	2015	2014
Net assets available for benefits as presented in these financial
statements	$44,033,862	$45,093,123
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	-	280,403
Net assets available for benefits as presented
in the Form 5500 (unaudited)	$44,033,862	$45,373,526

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 10.      Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the net decrease in net assets available for benefits before transfers as presented in these financial statements to the Form 5500:

Year Ended
December 31,
2015
Net decrease in net assets available for benefits before transfers as presented
in these financial statements	$(1,019,666)
Subtract adjustment from fair value to contract value for fully benefit-responsive
investment contracts for 2014	(280,403)
Net decrease in net assets available for benefits before transfers as presented
in Form 5500 (unaudited)	$(1,300,069)

Note 11.     Subsequent Events

The BGC and the Investment Committee have decided to transition the custodial and recordkeeping functions to a new third party administrator which is anticipated to occur in the first quarter of 2017. The Master Trust will be dissolved and the Plan will revert to stand alone trust and plan accounting upon transition.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2015

EIN: 98-0047580
Plan Number: 007

Description of Asset	Fair Value
Notes from participants, due in various amounts through July 2034, with interest
rates ranging from 4.25% to 5.25%*	$1,122,241
*Party-in-interest transaction considered exempt by the Department of Labor.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015

EIN: 98-0047580
Plan Number: 007

Participant Contributions	Total That Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions

		Contributions		Total Fully Corrected
		Corrected Outside	Contributions	Under VFCP and
		the Voluntary	Pending	Prohibited
Check Here if Late Participant Loan	Contributions Not	Fiduciary Correction	Correction in	Transaction
Repayments Are Included: ☑	Fully Corrected**	Program (VFCP)	VFCP	Exemption 2002-51

2013	$744,439*	$-	$-	$-
2014	$852*	$-	$-	$-
2015	$204,321*	$-	$-	$-

*Party-in-interest transaction

**The Company is in the process of calculating and remitting lost earnings on these delinquent contributions and has begun the process of filing under the VFCP.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.